UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 4, 2019

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of registrant as Specified in Its Charter)

Smedland 36

2600 Glostrup (Copenhagen)

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On January 4, 2019, Zealand Pharma A/S (the “Company”) issued a company announcement, announcing that the Company has completed an equity investment of USD 3.5 million in its strategic partner Beta Bionics, as part of the Series B financing of Beta Bionics and pursuant to the exercise of the Company’s option to invest based on clinical development milestones. A copy of the company announcement is furnished as Exhibit 99.1 to this Report on Form 6-K (this “Report”).

In addition, furnished as Exhibit 99.2 to this Report is the presentation expected to be used by the Company in connection with its attendance at the JP Morgan Healthcare Conference beginning on January 7, 2019 in San Francisco, California.

The information in Exhibits 99.1 and 99.2 of this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Exhibits

Number	Description

99.1	Company announcement dated January 4, 2019

99.2	Company Presentation for JP Morgan Healthcare Conference

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

Date: January 4, 2019	By:	/s/ Mats Blom
		Name:	Mats Blom
		Title:	Chief Financial Officer

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